UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

LANTRONIX, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-16027	33-0362767
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

167 Technology Drive

Irvine, California 92618

(Address of principal executive offices, including zip code)

Jeremy Whitaker,

(949) 453-3990

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Lantronix, Inc. (the “Company”) has evaluated its current product lines and determined that certain of the products that the Company manufactures or contracts to manufacture contain tin, tungsten, tantalum, or gold, which are defined as “conflict minerals” by the Securities and Exchange Commission, and that such conflict minerals are necessary to the functionality or production of the products.

Conflict Minerals Disclosure

After performing a reasonable country of origin inquiry regarding the sources of the conflict minerals contained in its products, the Company does not currently have sufficient information from its suppliers or other sources to determine the country of origin of the conflict minerals used in the Company’s products or to identify the facilities used to process those conflict minerals. Accordingly, the Company is filing this disclosure along with the Conflict Minerals Report to disclose the measures the Company has taken to determine the origin of the conflict minerals used in its products. A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at the Company’s website at www.lantronix.com/pdf/misc/Conflict-Minerals-Report-2013.pdf.

Item 1.02 Exhibits

A copy of the Company’s Conflict Minerals Report required by Item 1.01 of this Form SD is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit Number	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	LANTRONIX, INC.

By:	/s/ Jeremy Whitaker
Jeremy Whitaker Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

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